[[ARETE LOGO]]
                                              John Herzog, CFO
                                              7102 La Vista Place
                                              Niwot, Colorado 80503
                                              Tel. (303) 652-3113
                                              Fax: (303) 652-1488, (303)766-0637
                                              Email: johnherzog@comcast.net

October 13, 2005




Lily Dang
United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Ms Dang:

We need to request an extension until Monday October 24, 2005 to file response to your letter of September 22, 2005.

Our SEC attorney, Mr. Raul Rodriguez, informs us that as a result of his discussion with Mr. Hiller that we should have the Chairman of the Audit Committee and all officers/directors approve and sign off on the proposed changes in the marked copy that we send to you.

Mr. Prosser, the Chairman of the Audit Committee, is out of the country until October 20, 2005 on vacation. When he returns, I will have the changes reviewed and send the documents to you via overnight FEDEX for delivery on Monday, October 24, 2005.





Sincerely,




By: /s/ John Herzog
    -----------------------
    John Herzog
    Chief Financial Officer